ATS-N/UA: Part III: Manner of Operations

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).	Luminex's base execution rate is 50 mills ($0.005) per executed share. In rare instances, Luminex may charge a higher rate for Subscribers whose connectivity fees that Luminex pays are higher than most other Subscribers. Similarly, in rare instances, Luminex may charge a lower rate for Subscribers whose connectivity fees that Luminex pays are lower than most other Subscribers. Nearly all active Subscribers (those who regularly submit orders or trading interest to the ATS) pay the base execution rate. The lowest rate for any Subscriber is 25 mills ($0.0025) per executed share. The highest rate for any Subscriber is ~~150~~ 170 mills ($0.017~~5~~) per executed share. Certain Subscribers pay commissions in "basis points," ranging from a low of one (1) basis point to a high of ~~five~~ four (4~~5~~) basis points. Each basis point equates to one hundredth of one percent of the notional value of the transaction. Depending on the provider, Luminex may "pass through" certain fees that it is charged by certain service bureau routers or OMS and EMS entities. These pass-through fees are fully disclosed to the applicable Subscribers and typically range from a high of 15 mills ($0.0015) to a low of zero mills per executed share. In certain instances, these vendors may charge Luminex more than 15 mills and thus a pass through fee charged to a Subscriber that uses that router, OMS, or EMS may exceed 15 mills. In some cases, Subscribers may elect to pay a rate higher than the base execution rate, and they can also apply additional commission as part of a Commission Sharing Arrangement ("CSA") in conformance with Section 28(e) of the Securities Exchange Act of 1934. This amount above the base commission rate to be attributed to the CSA program is determined solely by the Subscriber, pursuant to a written agreement with Luminex. The fees paid by Luminex ATS Subscribers for orders executed via LeveLUp, as described in Part III Item 7(a), will be the same that such Subscribers pay for executions on the Luminex ATS. Luminex will pay a fee of 5 mills per executed share to the LeveL ATS for facilitating transactions involving orders routed to it via LeveLUp.
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the	Not applicable.

Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Not applicable.